UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation 1100 Boulders Parkway Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

By:	/s/ McAlister C. Marshall, II

McAlister C. Marshall, II
Employee Savings Plan Committee

Date: June 27, 2008

Appendix 1

Tredegar Corporation Retirement Savings Plan

FINANCIAL REPORT

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	11

EXHIBIT

Consent of Independent Registered Public Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Tredegar Corporation Retirement Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF Witt Mares, PLC

Richmond, Virginia

June 23, 2008

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

ASSETS	2007	2006

Investments:
Money market funds	$599,221	$407,525
Tredegar common stock	36,598,900	58,133,182
Actively managed commingled funds	60,376,287	53,426,568
Loans to participants	1,714,472	1,267,729

Total investments	99,288,880	113,235,004

Receivables:
Participants’ contributions	—	142,006
Employer contribution	—	55,846
Accrued interest and dividends	93,243	107,476
Due from broker for securities sold	1,964	—

Total receivables	95,207	305,328

Total assets	99,384,087	113,540,332

LIABILITIES

Accrued administrative fees	2,865	2,232
Due to broker for securities purchased	1,923	317,838

Total liabilities	4,788	320,070

Net assets available for benefits	$99,379,299	$113,220,262

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	2007	2006

Investment income (loss):
Interest	$125,102	$99,816
Dividends	372,226	445,405
Net appreciation (depreciation) in fair value of investments	(10,589,368)	32,746,996

Total investment income (loss)	(10,092,040)	33,292,217

Contributions:
Employer	2,828,491	2,140,778
Participant	5,164,212	5,234,613
Rollover	212,888	68,299

Total contributions	8,205,591	7,443,690

Total additions	(1,886,449)	40,735,907

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Administrative expenses	80,688	40,493
Benefits paid to participating employees	11,873,826	13,741,243

Total deductions	11,954,514	13,781,736

NET INCREASE (DECREASE)	(13,840,963)	26,954,171

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	113,220,262	86,266,091

End of year	$99,379,299	$113,220,262

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant’s account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Security Valuation

Investments are stated at fair value determined as follows:

Money market funds - market price which is equivalent to cost

Common stock - last published sale price on the New York Stock Exchange

Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

>Notes to Financial Statements

December 31, 2007 and 2006

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2.	DESCRIPTION OF PLAN

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%. With the exception of certain collectively bargained plans, the company match contribution is $1.00 for every $1.00 a participant contributes up to 6% each payroll period.

With the exception of Participants covered under certain collective bargaining agreements, Employees hired on or after January 1, 2007 will automatically be enrolled in the retirement savings plan at a three percent contribution level unless they choose to contribute more or less. The default investment fund is the age appropriate target fund.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS (Continued)

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Money Market Fund, Tredegar stock and eleven (11) managed commingled funds as investment options to participants.

All Employer Contributions are invested in the Tredegar Stock Fund. Effective January 1, 2007, if the Participant has at least three years of service, any existing Company matching funds as of December 31, 2006 can be transferred once per month as follows: a maximum of up to 33% of the Participant’s existing units can be transferred during 2007, up to 66% in 2008, and up to 100% in 2009. If the Participant is age 55 with at least three years of service, the Participant may transfer all or any part of their company matching account on a monthly basis. Company matching contributions made after January 1, 2007 (“Post-2006 Match”) will be invested in company stock, and the Participant may continue to keep their match in Tredegar stock. However, if the Participant has at least three years of service, the Participant will be able to transfer the Post-2006 Match to other funds on a monthly basis after they have three years of employment.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE 4.	INVESTMENTS

The following table presents the fair value of investments as of December 31, 2007 and 2006.

	2007 (1)	2006 (1)

Money market funds - Russell Trust Company Short-Term
Investment Fund	$599,221	$407,525

Investments at fair value as determined by quoted market
price:
Common stock:
Tredegar Corporation	36,598,900	58,133,182

Actively managed commingled funds (2):
Russell Investment Contract Fund, Class C	5,597,596	6,467,091
Russell Global Balanced Fund, Class C	—	6,142,271
Russell Equity I Fund, Class G	11,365,574	11,370,067
Russell Small Capitalization Fund, Class D	6,304,234	6,079,167
Russell Fixed Income I Fund, Class B	3,857,114	2,685,040
Russell Domestic Conservative Balanced Fund, Class B	—	2,921,962
Tredegar 2010 Strategy Fund	5,239,808	—
Tredegar 2020 Strategy Fund	7,388,067	—
Tredegar 2030 Strategy Fund	3,053,008	—
Tredegar 2040 Strategy Fund	938,048	—
Tredegar 2050 Strategy Fund	683,131	—
Russell Aggressive Balanced Fund, Class B	—	4,814,049
Russell 1000 Index Fund, Class A	7,959,593	7,281,291
Russell All International Markets Fund,
Class B	7,990,114	5,665,630
	60,376,287	53,426,568

Loans to participants	1,714,472	1,267,729

Total investments	$99,288,880	$113,235,004

(1)	Investments are carried in the statements of net assets available for benefits at fair value.
(2)	Investment values are based on the audited annual report of the Frank Russell Trust Company.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE 4.	INVESTMENTS (Continued)

During the years ended December 31, 2007 and 2006, the Plan’s investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(10,589,368) and $32,746,996 as follows:

	2007	2006

Investments at fair value as determined by quoted
market price:

Tredegar common stock	$(15,060,291)	$26,947,433

Investments at fair value as determined in the audited
annual report of the Frank Russell Trust Company:

Actively managed commingled funds	4,470,923	5,799,563

Net change in fair value	$(10,589,368)	$32,746,996

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE 5.	NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar Corporation common stock fund is listed below. All employer contributions are nonparticipant-directed and are invested in the Tredegar Corporation common stock fund. All participant and rollover contributions are participant-directed. All other components listed below are a blend of participant-directed and nonparticipant-directed information.

	2007	2006

Net assets available for benefits:
Money market funds	$560,677	$396,687
Tredegar common stock	36,598,900	58,133,182
Accrued interest and dividends	93,157	106,743
Accrued expenses	(2,865)	(2,232)
	$37,249,869	$58,634,380

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income (loss):
Interest	$43,494	$36,954
Dividends	372,226	445,405
Net appreciation (depreciation) in fair value of
investments	(15,060,291)	26,947,433

	(14,644,571)	27,429,792

Contributions:
Employer	2,884,437	2,140,778
Participants’	634,745	867,063
Rollover	16,016	—
	3,535,198	3,007,841
Total additions	(11,109,373)	30,437,633

Deductions from net assets attributed to:
Administrative expenses	47,809	20,198
Benefits paid to participating employees	4,150,105	5,152,895
Transfers to participant-directed investments	6,077,224	4,587,482

Total deductions	10,275,138	9,760,575

Net increase (decrease)	(21,384,511)	20,677,058

Net assets available for benefits:
Beginning of year	58,634,380	37,957,322

End of year	$37,249,869	$58,634,380

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE 6.	FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE 7.	ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

NOTE 8.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account. Forfeitures are applied against Tredegar’s contributions throughout the year. Forfeitures were $93,000 and $87,000 for the years ended December 31, 2007 and 2006, respectively. Effective January 1, 2007, the Plan was amended so that participants were immediately vested.

NOTE 9.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2007
EIN: 54-1497771             PN: 002

		(c)
		Description of
		investment
		including maturity
		date, rate of
	(b)	interest, collateral,
	Identity of issue, borrower,	par, or maturity	(d)	(e)
(a)	lessor, or similar party	value	Cost	Current value

	Russell Trust Company Short-Term
	Investment Fund	599,221 units	$599,221	$599,221
*	Tredegar Corporation common stock	2,276,051 shares	17,488,255	36,598,900
	Russell Investment Contract Fund, Class C	377,884 units	**	5,597,596
	Russell Equity I Fund, Class G	973,080 units	**	11,365,574
	Russell Small Capitalization Fund, Class D	406,463 units	**	6,304,234
	Russell Fixed Income I Fund, Class B	225,562 units	**	3,857,114
	Tredegar 2010 Strategy Fund	493,856 units	**	5,239,808
	Tredegar 2020 Strategy Fund	691,119 units	**	7,388,067
	Tredegar 2030 Strategy Fund	282,163 units	**	3,053,008
	Tredegar 2040 Strategy Fund	86,376 units	**	938,048
	Tredegar 2050 Strategy Fund	62,903 units	**	683,131
	Russell 1000 Index Fund, Class A	608,997 units	**	7,959,593
	Russell All International Markets
	Fund, Class B	330,306 units	**	7,990,114
*	Participant loans	345 loans
		5.00% - 10.50%	-0-	1,714,472
	Total investments			$99,288,880

*	party-in-interest
**	cost omitted for participant-directed investments